novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

04046988

13/12/2004

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 45-50 (incl.) sent to the Copenhagen Stock Exchange in November and December, 2004.

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Stakeholder Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

December 13, 2004

Novozymes A/S

Status re Novozymes' holding of own shares – (Status 1, 2004)

Pursuant to Section 28 of the Danish Securities Trading Act, this is to report that as of today, Novozymes A/S owns 5,835,459 B shares in Novozymes A/S; this corresponds to 8% of the total capital stock.

As of June 30, 2004 Novozymes' holding of own shares comprised 4,344,742 B shares, equivalent to 6% of the total number of shares issued.

Contact persons:

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Stock exchange announcement

novozymes®

December 10, 2004

Novozymes A/S

Holding of Novozymes shares by insiders – (Status 4, 2004)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per Sept. 16, 2004	**Holding of shares Nos. As per Dec. 10, 2004**	**Market value of the total shareholding DKK As per Dec. 10, 2004**
Board of Directors	10,115	11,627	2,982,326
Management	27,874	30,519	7,828,124
All insiders, Total	78,152	75,272	19,307,268

Contact persons:

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
2004-43261-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

December 8, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 37, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	December 6, 2004	0	DKK 330,510	75,272	DKK 19,721,264

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

December 6, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 36, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	December 2, 2004	0	DKK 520,500	75,272	DKK 19,645,992

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

November 26, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 35, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	November 24, 2004	1,500	DKK 382,500	75,272	DKK 19,645,992

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

November 24, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 34, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	November 22, 2004	1,500	DKK 385,500	73,772	DKK 18,811,860

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27